Filed by National Bank Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: National Bank Holdings Corporation

Commission File Number: 001-35654

The following are excerpts from a transcript from an earnings call held by National Bank Holdings Corporation (“NBHC”) on October 22, 2025 regarding its third quarter earnings. The excerpts contain only those portions of the transcript relating to the proposed transaction between NBHC and Vista Bancshares, Inc. (“Vista”).

G. Timothy Laney

Founder, Chairman & CEO

Thank you, Emily. That's one of the more enthusiastic readouts of disclaimers I've heard in a while. That was great. So thank you. Good morning, all, and thanks for joining us as we discuss National Bank Holdings Corporation’s third quarter earnings results. I'm joined by our President, Aldis Birkans, as well as our Chief Financial Officer, Nicole Van Denabeele. We're pleased to have delivered $0.96 of earnings per diluted share and a return on tangible common equity of 14.72%. And it should be noted that this return was achieved while maintaining a high level of capital. We were able to deliver these results despite continued headwinds related to a heavy volume of payoffs coming primarily out of our CRE portfolio.

Now having said this, I'm proud of our team's new loan production during the quarter and the quality of the new relationships is very strong. We're pleased to announce our merger with Vista Bancshares or to have announced our merger with Vista Bancshares during the quarter. I'll have to say the more we learn about the quality of our new teammates, the more excited we become about future possibilities. And we believe we're set up for a nice fourth quarter. New relationship activity is strong. Credit quality trends continue to be positive. We have additional productivity initiatives in the work, and we believe we have some very positive possibilities for 2Unifi.

Nicole Van Denabeele

Executive VP & CFO

Thank you, Tim and good morning. During today's call, I will cover the financial results for the third quarter as well as touch on our guidance for the remainder of the year, which does not include any future interest rate policy changes by the Fed. For the third quarter, we reported net income of $35.3 million or $0.92 of earnings per diluted share. We recently announced our planned merger with Vista Bank, and we remain on track to close in the first quarter. In conjunction with the acquisition work, we incurred approximately $1.7 million in deal-related expenses during the quarter. Excluding the acquisition expenses, adjusted net income increased 30% annualized over the prior quarter to $36.6 million or $0.96 of earnings per diluted share. This resulted in a strong adjusted return on average tangible assets of 1.6% and an adjusted return on average tangible common equity of 14.7% on an elevated equity base.

Aldis Birkans

President

Thank you, Nicole and good morning.

Let me start by saying that our preparations for Vista merger are progressing well and remain on track. Vista reported strong financial results for third quarter, which further validate the strategic value of this transaction, and we continue to be very excited about what this partnership will bring to our combined organization. For NBH this quarter, we saw loan production return to more normalized levels with total loan fundings of $421 million. Fundings were led by commercial banking, particularly in our C&I portfolio, which expanded at an annualized rate of 8.7%.

G. Timothy Laney

Founder, Chairman & CEO

Thanks, Aldis. Well, we had an active third quarter. We generated $421 million in loan fundings. We had solid deposit growth. We maintained pricing discipline, resulting in a net interest margin of 3.98%. We experienced a decline in classified and criticized assets accompanied by a nice decrease in nonperforming assets. We grew our tangible book value per share 12% annualized during the quarter and we announced the meaningful acquisition of Vista bank shares.

G. Timothy Laney

Founder, Chairman & CEO

Kelly, I think I've slept in my own bed 4 nights over the last 3 weeks. There have been a lot of discussions and we remain focused across our existing footprint. We would love to do more in Texas and build on what John and his team at Vista have built. And we're seeing other interesting opportunities that we think could create meaningful market share step-ups in markets that we already do business with. So the short answer to your question is, yes, we're very active.

Robert Andrew Terrell

Stephens Inc., Research Division

Yes. Okay. And then last 1 for me, just I saw you guys bought back a little bit of stock this quarter, your capital is still built very nicely. You'll close Vista, but still have a pretty strong capital position. And I know it sounds like interested in future M&A, but any interest in further capital deployment and the buyback.

Brett D. Rabatin

Hovde Group, LLC, Research Division

Okay. And then the other question I had was just around the Vista deal and Tim, it sounds like you've been on the road quite a bit. Just was hoping to hear -- I know one of the aspects of the transaction that you're excited about is treasury management, wealth and trusts. Any thoughts relative to the deal call on fee income and those things specifically?

G. Timothy Laney

Founder, Chairman & CEO

Well, look, first and foremost, what I'm excited about is the caliber of leadership and the quality of the new teammates coming in from Vista Bancshares I think they've done a remarkable job taking market share in an important market like Dallas, Texas. And I don't have any reason to expect that to do anything but other than grow I think the combination of these teams is going to make us incredibly strong, and we're going to be leveraging key talent out of Vista across our entire organization. We remain committed to taking best practices, whether they come from NBH or Vista and running with those best practices. And we are going to be delivering frankly, a much broader suite of treasury management capabilities into Texas, into Vista with NBH's arsenal of treasury capabilities. We're super excited about what we can do in the trust and the management arena. As a practical matter. Vista had been outsourcing that to a third party.

Given what we're able to do with our Wyoming-based trust business, in particular, in bringing those opportunities to clients in the state of Texas just as we're doing around the rest of the franchise, I think can be monumental. I mean I am genuinely that excited about it. I continue to say that what we're able to do in Wyoming for clients who are really concerned about privacy that are concerned about in their trust, et cetera, is unfortunately one of the better kept secrets. But as we work to get that message out, I think we're going to continue to see exceptional growth there. Was there 1 other? I hit treasury, I hit trust, rights management. And really, I'll say with Vista, they've built a solid private banking business and again, have been outsourcing that trust and wealth management piece. And so for the opportunity to bring that in-house is exciting. Just say that we're not waiting until first quarter when we come together to start working on these partnerships. John and I have weekly calls, and we bring our teams together and to the extent that they already are handing off those opportunities someplace else. We'd rather be there in the fourth quarter already picking up those opportunities. So that work is underway, and those synergies should be hopefully start showing their benefits here in the fourth quarter.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 related to, among other things, NBHC’s strategy, plans, beliefs, goals, intentions, and expectations regarding the proposed transaction; its ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements typically contain words such as “anticipate,” “believe,” “potential,” “will,” “estimate,” “plans,” “approximately,” “opportunity,” “expect,” “position,” “pro forma,” “proposed,” “intend” or similar expressions. Forward-looking statements involve certain important risks, uncertainties and other factors, any of which could cause actual results to differ materially from those in such statements. Such factors include, without limitation, the “Risk Factors” referenced in NBHC’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, in its subsequent Quarterly Reports on Form 10-Q, other risks and uncertainties listed from time to time in NBHC’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”) each of which is filed with the SEC and available in the “Financials” section of NBHC’s website at https://www.nationalbankholdings.com, under the heading “SEC Filings” and in other documents NBHC files with the SEC.  Additional factors that could cause actual results to differ materially from those in forward-looking statements include:  the ability to obtain required regulatory, shareholder or other approvals or meet other closing conditions to the merger on the expected terms and schedule; the acquisition may not be timely completed, if at all; difficulties and delays in integrating NBH Bank’s and Vista Bank’s businesses or fully realizing cost savings and other benefits; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of NBHC and Vista to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against NBHC or Vista; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; business disruption prior to the completion of the acquisition or following the proposed transaction; NBHC’s ability to execute its business strategy; adverse regulatory conditions that may be imposed in connection with regulatory approvals of the transaction; reputational risks and risks relating to the reaction of NBHC’s and Vista’s customers or employees to the proposed transaction, including the effects on their respective ability to attract or retain customers and key personnel; diversion of management time on acquisition-related issues; the dilution caused by NBHC’s issuance of additional shares of its capital stock in connection with the transaction; economic, market, operational, liquidity, credit and interest rate risks associated with NBHC’s business; business and economic conditions along with external events both generally and in the financial services industry; susceptibility to credit risk and fluctuations in the value of real estate and other collateral securing a significant portion of NBHC’s loan portfolio, including with regards to real estate acquired through foreclosure, and the accuracy of appraisals related to such real estate; the allowance for credit losses and fair value adjustments may be insufficient to absorb losses in NBHC’s loan portfolio; NBHC’s ability to maintain sufficient liquidity to meet the requirements of deposit withdrawals and other business needs; changes impacting monetary supply and the businesses of NBHC’s clients and counterparties, including levels of market interest rates, inflation, currency values, monetary and fiscal policies, and the volatility of trading markets; changes in the fair value of NBHC’s investment securities and the ability of companies in which we invest to commercialize their technology or product concepts; the loss of certain executive officers and key personnel; any service interruptions, cyber incidents or other breaches relating to NBHC’s technology systems, security systems or infrastructure or those of NBHC’s third-party providers; the occurrence of fraud or other financial crimes within NBHC’s business; competition from other financial institutions and financial services providers and the effects of disintermediation within the banking business including consolidation within the industry; changes to federal government lending programs like the Small Business Administration’s Preferred Lender Program and the Federal Housing Administration’s insurance programs, including the impact of a government shutdown of such programs; impairment of NBHC’s mortgage servicing rights, disruption in the secondary market for mortgage loans, declines in real estate values, or being required to repurchase mortgage loans or reimburse investors; developments in technology, such as artificial intelligence, the success of NBHC’s digital growth strategy, and NBHC’s ability to incorporate innovative technologies in its business and provide products and services that satisfy NBHC’s clients’ expectations for convenience and security; NBHC’s ability to execute its organic growth and acquisition strategies; the accuracy of projected operating results for assets and businesses we acquire as well as NBHC’s ability to drive organic loan growth to replace loans in its existing portfolio with comparable loans as loans are paid down; changes to federal, state and local laws and regulations along with executive orders applicable to NBHC’s business, including tax laws; NBHC’s ability to comply with and manage costs related to extensive government regulation and supervision, including current and future regulations affecting bank holding companies and depository institutions; the application of any increased assessment rates imposed by the Federal Deposit Insurance Corporation; claims or legal action brought against NBHC by third parties or government agencies; and other factors that may affect the future results of NBHC. NBHC can give no assurance that any goal or plan or expectation set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements. Forward-looking statements speak only as of the date they are made and are based on information available at the time.  NBHC does not intend, and assumes no obligation, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law.

Annualized, pro forma, projected, and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except to the extent required by applicable law or regulation, NBHC disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information and Where to Find It

NBHC filed with the SEC a Registration Statement on Form S-4 on October 17, 2025 to register the shares of NBHC common stock to be issued to the shareholders of Vista in connection with the proposed transaction.  The Registration Statement includes a proxy statement/prospectus, which will be sent to the shareholders of Vista in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NBHC, VISTA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.  You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to National Bank Holdings Corporation, Attention:  Investor Relations, 7800 E. Orchard Road, Suite 300, Greenwood Village, CO 80111, by e-mailing ir@nationalbankholdings.com or by calling (720) 554-6640.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.